Exhibit 12.1

Computation of Ration of Earnings to Fixed Charges

	Nine months ended		For the Year Ended December 31,
	9/30/2018	9/30/2017	2017	2016	2015	2014	2013
Including Interest on Deposits:
Earnings:
Net income	$11,283	$8,786	$10,379	$5,931	$5,768	$2,570	$7,144
Income tax expense	2,577	5,133	6,673	3,297	2,559	1,350	(2,909)
Fixed charges	16,645	11,559	15,936	13,761	14,575	15,878	16,381
Total earnings before income taxes and fixed charges	$30,505	$25,478	$32,988	$22,989	$22,902	$19,798	$20,616

Fixed charges:
Deposit interest expense	$13,382	$7,811	$10,962	$8,710	$8,700	$9,033	$8,434
Borrowed funds interest expense	3,263	3,748	4,974	5,051	5,875	6,845	7,947
Total fixed charges	$16,645	$11,559	$15,936	$13,761	$14,575	$15,878	$16,381
Ratio of earnings to fixed charges	1.83	2.20	2.07	1.67	1.57	1.25	1.26

Excluding Interest on Deposits:
Earnings:
Net income	11,283	8,786	$10,379	$5,931	$5,768	$2,570	$7,144
Income tax expense	2,577	5,133	6,673	3,297	2,559	1,350	(2,909)
Fixed charges	3,263	3,748	4,974	5,051	5,875	6,845	7,947
Total earnings before income taxes and fixed charges	$17,123	$17,667	$22,026	$14,279	$14,202	$10,765	$12,182

Fixed charges:
Interest expense (excluding depostis)	$3,263	$3,748	$4,974	$5,051	$5,875	$6,845	$7,947
Total fixed charges	$3,263	$3,748	$4,974	$5,051	$5,875	$6,845	$7,947
Ratio of earnings to fixed charges	5.25	4.71	4.43	2.83	2.42	1.57	1.53